SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                               FORM 12b-25

                                             Commission File Number  1-10281

                       NOTIFICATION OF LATE FILING

(Check One):
 [ X ]  Form 10-K   [   ]  Form 11-K   [  ]  Form 20-F   [   ]  Form 10-Q
 [   ] Form N-SAR

For Period Ended: June 30, 1994
[   ] Transition Report on Form 10-K     [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I. Registrant Information

Full name of registrant: Smith Corona Corporation
Former name if applicable:
Address of principal executive office: 65 Locust Avenue
City, State and Zip Code:              New Canaan, CT 06840


Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed . (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar the prescribed due date; and
[   ]    (c) The accountant's statement or other exhibit required by

Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

The Registrant is in the process of responding to a comment letter from the Division of Corporation Finance of the Securities and Exchange Commission relating to the Registrant's Form 10-K for fiscal year 1993 which may impact the Registrant's Form 10-K for fiscal year 1994. Until the response process is complete, the Registrant is unable to file its 1994 Form 10-K.

Part IV. Other Information
   (1) Name and telephone number of person to contact in regard to this notification:

John A. Piontkowski      Phone: 203/972-1471

(2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [ X ] Yes  [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                          [ X  ] Yes  [    ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the Registrant anticipates the 1994 fiscal year results of operations to reflect net income of approximately $5 million as compared with a net loss of approximately $9 million in fiscal 1993. The change in operating results is primarily attributable to a restructuring charge recorded in fiscal 1993.

Smith Corona Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 1994          By:  /s/ John A. Piontkowski
                                       John A. Piontkowski
                                       Vice President & Controller
                                       Principal Accounting Officer